SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign IssuerPursuant
to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September 2003

Optibase Ltd.

2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Attached hereto and incorporated by reference herein is the press release regarding the results of Optibase’s annual general meeting dated September 18, 2003.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Zvi Halperin —————————————— Zvi Halperin Chief Financial Officer

Date: September 18, 2003

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CONTACT:	Yael Paz, Investor Relations Manager
Optibase Ltd.
+972-9-9709-255
yaelp@optibase.com

Jeff Corbin/ Lee Roth
KCSA Public Relations Worldwide
(212) 896-1214/ (212) 896-1209
jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

Optibase Ltd. Announces Results of Its Annual General Meeting

        Herzliya, Israel, September 18, 2003 — Optibase Ltd. (NASDAQ: “OBAS”) today announced the results of the Annual General Meeting of its shareholders, held on Wednesday, September 17, 2003, in Herzliya, Israel.

        All of the resolutions specified in the Company’s proxy statement dated August 15, 2003 sent to Optibase’s shareholders in connection with the Annual General Meeting of Shareholders (AGM) have passed in accordance with the required majority. Following the approval of resolutions 4 to the Proxy Statement, Mr. Tom Wyler was appointed as Chief Executive Officer of Optibase in addition to his current role as Chairman of the Board of Directors.

        For further information regarding the resolutions, please see the Proxy Statement on the company’s website http://www.optibase.com/downloads/proxy2003.pdf.

About Optibase

        Optibase, Ltd. (NASDAQ: OBAS) provides high-quality, cost-effective products that enable the preparation and delivery of MPEG-based digital media over broadband networks. Optibase has created a breadth of product offerings used in applications, such as: TV to the desktop, corporate communications, digital video archiving and distance learning. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit
www.optibase.com.

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This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report, its Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission and other filings with the SEC.